UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 4)*
 ___________________________________________________________________________
BRIDGEPOINT EDUCATION, INC.
(Name of Issuer)
 ___________________________________________________________________________

Common Stock, par value $0.01 per share
(Title of Class of Securities)

10807M 10 5
(CUSIP Number)

Andrew S. Clark
c/o Bridgepoint Education, Inc.
13500 Evening Creek Drive North, Suite 600
San Diego, CA 92128
(858) 668-2586
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10807M 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Andrew S. Clark

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 2,682,909 (includes right to acquire 2,682,809 shares)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,682,909 (includes right to acquire 2,682,809 shares)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,909 (includes right to acquire 2,682,809 shares)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) IN
Item 1.    Security and Issuer.
This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Bridgepoint Education, Inc., a Delaware corporation (the “issuer”), whose principal executive offices are located at 13500 Evening Creek Drive North, Suite 600, San Diego, CA 92128.
Item 2.    Identity and Background.
Andrew S. Clark (the “reporting person”) is an individual whose business address is c/o Bridgepoint Education, Inc., 13500 Evening Creek Drive North, Suite 600, San Diego, CA 92128.  He is a citizen of the United States of America and his present principal occupation and employment is serving as the President and Chief Executive Officer of the issuer, whose business address is set forth above.  The reporting person is also a director of the issuer.
During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction relating to any violation of federal or state securities laws.
Item 3.    Source and Amount of Funds or Other Consideration.
The reporting person acquired beneficial ownership of the Common Stock primarily as a result of stock options awarded under the issuer’s stock incentive plans.  See Item 6 of this Schedule 13D for a description of these stock options.  Additionally, in April 2009, the reporting person purchased, using personal funds, 100 shares of Common Stock, representing the ceremonial first purchase of shares of Common Stock upon the issuer’s commencement of trading on the New York Stock Exchange.
The Common Stock and the stock options held by the reporting person are collectively referred to as the “Securities.”  See Item 5(c) for a discussion of the reporting person’s transactions in the Securities within the last 60 days.  No Securities were acquired using bank or other financing.
Item 4.    Purpose of Transaction.
The reporting person has acquired the Securities for investment purposes.  The reporting person will continue to evaluate his ownership and voting position in the issuer and may consider the following future courses of action:  (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of the Common Stock in the open market, upon the exercise of options or in privately-negotiated transactions.
On August 11, 2010, the reporting person entered into a Trading Plan with a broker to sell shares of Common Stock that may be acquired upon the exercise of stock options.  The reporting person was awarded such options as part of the issuer’s executive compensation program.  The Trading Plan enables the reporting person to diversify his financial assets and exercise and sell the options, the majority of which expire as early as April 1, 2014, in a responsible and orderly manner.  Under the Trading Plan, the broker may sell up to a specified number of shares each month not to exceed 100,437 shares, in the aggregate, provided that (i) the price per share is at or above certain limit prices on the specified dates of sale and (ii) any shares unsold on  such dates will be sold at the next permitted dates of sale, subject to the specified limit prices and the volume limitations and other restrictions of Rule 144 under the Securities Act of 1933, as amended.  The broker may sell a maximum of 1,710,635  shares of Common Stock under the Trading Plan.  The Trading Plan will terminate upon the earliest of (i) November 9, 2012, (ii) the execution of all trades or the expiration of all orders relating to such trades, as specified in the plan; (iii) the date the broker receives notice of the reporting person’s insolvency or death; (iv) the occurrence of an event that results in the imposition of certain trading restrictions by the issuer; or (v) the plan is terminated by the reporting person, with an acknowledgment from the broker and the issuer.  The Trading Plan is intended to comply with the issuer’s Insider Trading Policy and the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.  Rule 10b5-1 permits officers and directors of public companies to adopt pre-determined plans for buying or selling specified amounts of stock.  All sales of Common Stock under the Trading Plan and related transactions have been will be reported through appropriate filings with the Securities and Exchange Commission.
Except as set forth above, the reporting person has no other existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D.  Notwithstanding the above, the reporting person may, in his capacity as an executive officer and/or director of the issuer, have plans or proposals relating to items (a) through (j) above and to such extent the reporting person declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a stockholder instead of an executive officer and/or director.
Item 5.    Interest in Securities of the Issuer.
(a)        As of December 1, 2011, the reporting person beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 2,682,909 shares of Common Stock, which includes 2,682,809 shares issuable upon the exercise of options that are exercisable within 60 days of December 1, 2011.  Accordingly, the reporting person beneficially owns 4.9% of the outstanding shares of Common Stock, based upon 51,615,662 shares outstanding as of December 1, 2011.
(b)        As of December 1, 2011, the reporting person has sole power to vote or dispose of 2,682,909 shares of Common Stock, which includes 2,682,809 shares issuable upon the exercise of options that are exercisable within 60 days of December 1, 2011.

(c)        On December 1, 2011, in accordance with the Trading Plan discussed in Item 4:
•The reporting person acquired 42,191 shares of Common Stock at a price of $0.315 per share upon the exercise of a stock option, using personal funds, and
•The reporting person sold 42,191 shares of Common Stock at a weighted average sale price of $21.3118 on the open market.
On November 1, 2011, in accordance with the Trading Plan discussed in Item 4:
•The reporting person acquired 43,560 shares of Common Stock at a price of $0.315 per share upon the exercise of a stock option, using personal funds, and
•The reporting person sold 43,560 shares of Common Stock at a weighted average sale price of $22.6542 on the open market.
Other than the transactions described above, the reporting person has not effected any transaction in the Securities within the past 60 days.
(d)        None, except to the extent a portion of the shares of Common Stock beneficially owned by the reporting person may be owned with the reporting person’s spouse as community property under the laws of the State of California.
(e)        On December 1, 2011, the reporting person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The reporting person is a party to the following contracts and arrangements with the issuer with respect to (i) the acquisition of Common Stock from the issuer and (ii) registration rights relating to Common Stock which the reporting person has or may acquire:

•
The reporting person may acquire up to 1,903,469 shares of Common Stock at an exercise price of $0.315 per share pursuant to stock options awarded to the reporting person on February 15, 2006, under the issuer's 2005 Stock Incentive Plan (the "2005 Plan"). These options are fully vested.  The 2005 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D.

•
The reporting person may acquire up to 288,888 shares of Common Stock at an exercise price of $0.585 per share pursuant to stock options awarded to the reporting person on November 27, 2007, under the 2005 Plan.  Of the shares subject to these options, 72,222 are subject to a time-vested option, 72,222 are subject to a performance-vested option and 144,444 are subject to an exit-vested option.  The exit-vested option vested in full upon the closing of the issuer’s initial public offering.  The time-vested options are fully vested.  Subject to the reporting person’s continuing service, the performance-vested option vests and becomes exercisable as follows: beginning with fiscal year 2008 and ending with fiscal year 2011, 25% of the option vests for each fiscal year in which the issuer’s performance targets (as defined in the stock option award), based on the issuer’s annual revenue and annual EBITDA, are achieved. For any fiscal year in which the annual performance targets are not achieved, such portion will vest if in any subsequent fiscal year the cumulative revenue and EBITDA targets are achieved (the cumulative targets are defined in the stock option award).  The 2005 Plan and the form of Stock Option Agreement and Notice of Option Grant for these stock options are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D.

•
The reporting person may acquire up to an aggregate of 666,666 shares of Common Stock at an exercise price of $10.50 per share pursuant to a stock option awarded to the reporting person on April 14, 2009, under the issuer's 2009 Stock Incentive Plan (the "2009 Plan").  Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is April 14, 2009.  The 2009 Plan and the form of Nonstatutory Stock Option Agreement for this stock option are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D.

•	The reporting person may acquire up to an aggregate of 125,100 shares of Common Stock at an exercise price of

$15.81 pursuant to a stock option awarded to the reporting person on August 5, 2010, under the 2009 Plan.  Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is August 5, 2010.  The 2009 Plan and the form of Nonstatutory Stock Option Agreement for this stock option are incorporated herein by reference as Exhibits 99.3 and 99.4, respectively, to this Schedule 13D.

•
The reporting person may acquire up to an aggregate of 134,160 shares of Common Stock at an exercise price of $17.10 pursuant to a stock option awarded to the reporting person on March 31, 2011, under the 2009 Plan.  Subject to the reporting person’s continuing service, this option vests and becomes exercisable as follows: (i) 25% of the option vests on the first anniversary of the vesting commencement date, (ii) an additional 2% of the option vests on each monthly anniversary of the vesting commencement date for the thirty-three months following the first anniversary of the vesting commencement date and (iii) an additional 3% of the option vests on each of the 46th, 47th and 48th monthly anniversaries of the vesting commencement date. The vesting commencement date for this option is March 31, 2011.  The 2009 Plan is incorporated by reference as Exhibit 99.3 to this Schedule 13D, and the form of Nonstatutory Stock Option Agreement for this stock option is filed as Exhibit 99.5 to this Schedule 13D.

•
The reporting person may acquire up to an aggregate of 14,587 shares of Common Stock pursuant to a restricted stock unit grant awarded to the reporting person on June 28, 2011, under the 2009 Plan. The restricted stock units vest in full on June 28, 2012, subject to the reporting person's continuing service. The form of Restricted Stock Unit Award Agreement for this award is filed as Exhibit 99.6 to this Schedule 13D.

•
The reporting person is a party to a Second Amended and Restated Registration Rights Agreement dated August 26, 2009, among the issuer, Warburg Pincus and certain other security holders of the issuer pursuant to which the reporting person possesses certain registration rights relating to Common Stock which the reporting person has or may acquire. This agreement is incorporated by reference as Exhibit 99.7 to this Schedule 13D.

On August 11, 2010, the reporting person entered into a Trading Plan with Charles Schwab & Co., Inc. (the “broker”) to sell shares of Common Stock that may be acquired upon the exercise of stock options.  See Item 4 of this Schedule 13D for a description of the Trading Plan.  The form of the Trading Plan is incorporated by reference as Exhibit 99.8 to this Schedule 13D.
Other than the agreements reflected above, the reporting person has not entered into any contract, arrangement or understanding with respect to the Common Stock.  None of the Common Stock beneficially owned by the reporting person is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

Item 7.    Material to be Filed as Exhibits.
The following documents are incorporated by reference to this Schedule 13D:

Exhibit	Description
24.1	Power of Attorney dated April 12, 2011.*
99.1	Amended and Restated 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the issuer’s registration statement on Form S-1, File No. 333-156408, filed on December 22, 2008).
99.2
2005 Stock Incentive Plan—Form of Stock Option Agreement and Notice of Option Grant for Andrew S. Clark, Daniel J. Devine, Rodney T. Sheng and Christopher L. Spohn (incorporated by reference to Exhibit 10.4 to the issuer’s registration statement on Form S-1, File No. 333-156408, filed on December 22, 2008).

99.3
Bridgepoint Education, Inc. 2009 Stock Incentive Plan (as amended and restated March 31, 2009) (incorporated by reference to Exhibit 10.5 to the issuer’s registration statement on Form S-1, File No. 333-156408, filed on December 22, 2008).

99.4
Form of Nonstatutory Stock Option Agreement for Executives and Senior Management for the 2009 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the issuer’s registration statement on Form S-8, File No. 333-159220, filed on May 13, 2009).

99.5
Form of Nonstatutory Stock Option Agreement for 2009 Stock Option Plan (incorporated by reference to Exhibit 99.5 to the Amendment No. 3 on Schedule 13D filed by the reporting person on March 31, 2011).

99.6	Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 99.1 to the issuer's current report on Form 8-K, filed on June 27, 2011).
99.7
Second Amended and Restated Registration Rights Agreement dated August 26, 2009 (incorporated by reference to Exhibit 4.4 to the issuer’s registration statement on Form S-1, File No. 333-161549, Filed on August 26, 2009).

99.8	Form of Trading Plan (incorporated by reference to Exhibit 99.6 to the Amendment No. 2 to Schedule 13D filed by the reporting person on August 13, 2010).
* Filed herewith.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2011
(Date)

/s/ Diane L. Thompson
(Signature)

Attorney-in-Fact for Andrew S. Clark
(Name and Title)